Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               December 13, 2016


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1550
                       BDC Scorecard Portfolio, Series 6
                       File Nos. 333-214563 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1550, filed on November 10, 2016, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the BDC Scorecard Portfolio, Series 6 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

      1. The duration example in the seventh bullet uses a duration of four years. Please confirm that the average weighted duration of the underlying securities is approximately four years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

      Response: We confirm that the average weighted duration of the underlying securities is approximately four years or less and, therefore, the example does not need to be revised. The following sentence appears in "Investment Summary - Business Development Companies": "If the BDCs in the trust's portfolio hold loans, they typically hold loan portfolios that have maturities of three to four years."

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren